

David Dietrich · 3rd

Project Manager and Strategic Change Management

Menifee, California · 244 connections · **Contact info**

Deo Volente Media

 **USC**

Open to job opportunities
Customer Success Manager, Implementation Specialist, Training Specialist and Project Manager roles
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Experience

President and Principal Project Manager
Deo Volente Media
Jan 2008 – Present · 12 yrs 5 mos

Deo Volente Media focuses on development of faith infused media.

Project Manager
Noble Environmental Technologies Corporation · Contract
Oct 2019 – Dec 2019 · 3 mos



SR Project Management and Implementation
ACS Technologies
Aug 2011 – Jan 2019 · 7 yrs 6 mos



Project Manager

Zondervan Publishers
Sep 2009 – Jan 2011 · 1 yr 5 mos

Education



USC
Bachelor's degree, Cinema Television
2001 – 2003

Skills & Endorsements

Photoshop · 16

Julie Martin and 15 connections have given endorsements for this skill

Teaching · 10

Michelle Echols and 9 connections have given endorsements for this skill

Video Editing · 10

Chris Bratene and 9 connections have given endorsements for this skill

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